Sun International



FROM:             Sun International
                  The Bahamas
                  Contact: Omar Palacios
                  Tel: (954)713.7361

FOR IMMEDIATE RELEASE


                        NOTICE OF ANNUAL GENERAL MEETING
PARADISE ISLAND, The Bahamas, August 8, 2000 - Sun International Hotels Limited (NYSE:SIH) announced today that its Annual General Meeting of Ordinary Shareholders, scheduled for 10:30 am local time, Thursday, August 10, 2000, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas, has been adjourned until Tuesday, September 19, 2000 at 10:30 AM, local time. The meeting will take place in the New Providence Room, Coral Towers, Paradise Island, The Bahamas. Shareholders will be sent a Notice of Adjournment.

Sun International Hotels Limited is an international resort and gaming company incorporated in The Bahamas that develops, operates, and manages premier resorts and casino properties.

Inquiries should be directed to Omar Palacios, Director of Investor Relations of Sun International Hotels Limited at (954) 713.7361.